GREENTECH MINING INTERNATIONAL, INC.
1840 Gateway Drive, Suite 200
Foster City, CA 94404

January 22, 2013

VIA EDGAR

United States Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549
Attn: Russell Mancuso, Branch Chief

Re: Greentech Mining International, Inc.
Form 8-K
Filed September 19, 2012
File No. 000-54610

Ladies and Gentlemen:

On behalf of the Company, we are responding to comments contained in the Staff letter, dated December 20, 2012 addressed to Mr. Matthew Neher, the Company’s President, Secretary and Treasurer, with respect to the Company’s filing of its Form 8-K.

The Company has replied below to your comment with a response following a repetition of the Staff’s comment to which it applies (the “Comment”). The response to the Comment is numbered to relate to the corresponding Comment in your letter.

  Amendment No. 2 to Form 8-K Filed December 7, 2012

1. We note your response to comment 2 from the letter dated November 7, 2012. Additionally, we note your reference to the term commercial production that is used throughout your filing. As a company engaged or to be engaged in mining operations, the definitions of Industry Guide 7 are applicable and, as such, without a mineral reserve you must be in the exploration stage. Please revise your filing by removing references to production and clarifying that you will be an exploration stage company until you have established a proven or probable reserve.

Company Response

We have revised our filing by removing references to production and clarifying that we will be an exploration stage company until we have established a proven or probable reserve.

Entry into a Material Definitive Agreement, page 3

2. We reference the response to prior comment 3 that you will capitalize the initial $1 million payment under the Operating, Exploration and Option to Purchase Agreement and then expense the subsequent costs until reserves can be proven. Please tell us why you will capitalize the initial payment and expense the subsequent $2 million in payments. Tell us the accounting literature you consulted in arriving at your accounting treatment.

Mr. Russell Mancuso
January 22, 2013

Company Response

The Company has determined that will capitalize the $3 million payment under the Operating, Exploration and Option to Purchase Agreement and will be amending the September 30, 2011 Form 10Q accordingly.

Completion of Acquisition or Disposition of Assets, page 4

3. Your revised disclosure about the amount of encumbrances does not address prior comment 6 that asked you to disclose the encumbrances that will be removed. Please revise to include the nature of the encumbrances.

Company Response

We have revised the disclosure of page 4 to include the nature of the encumbrances.

Implications of being an Emerging Growth Company, page 5

4. Please clarify your statement that you “have not taken advantage of these reduced reporting burdens.” We note for example that you have not provided the disclosure mentioned in Regulation S-K Item 402(b).

Company Response

We have removed “have not taken advantage of these reduced reporting burdens.” From page 5

Our Business, page 10

5. We note your response to the third sentence of prior comment 8. Please tell us how you determined that “all forms required by Section 16 of the Exchange Act have been filed with the SEC.” Your response should address whether any forms required by Section 16 were filed in connection with the transactions mentioned in your response to prior comment 8 and the transaction in which you issued 26,500,00 shares.

Company Response

The forms required by Section 16 were filed on December 17, 2012 and amended on December 24, 2012 due to an error in connection with the transaction in which we issued 26,500,00 shares.

6. Please disclose the substance of the first two sentences of your response to prior comment 10.

Company Response

For clarification, Accelerated Venture Partners has executed ten consulting agreements with public shell companies it formally controlled.  Of the ten consulting services agreements, one was terminated by Accelerated Venture Partners, one is expired and the company has not elected to terminate the agreement and repurchase the consulting share. Furthermore, the remaining eight companies have either renewed consulting agreements with Accelerated Venture Partners or are under the original consulting agreement.

Mr. Russell Mancuso
January 22, 2013

Overview, page 12

7. Refer to your response to prior comment 13. Please reconcile your disclosure in the last paragraph on page 12 which states that your existing permit currently allows for commercial scale operations with your disclosure in the penultimate paragraph on page 25 which indicates that you must amend to provide commercial scale operations.

Company Response

We have reconciled the disclosure on page 12 and 25.

8. We note your response to comment 14 from the letter dated November 7, 2012 and we are unable to locate all of the requested disclosure in your filing. Please provide a detailed response. We reissue the comment.

Company Response

We have disclosed the following in the overview section pursuant to paragraph (b)(4)(i) of Industry Guide 7.
•	a summary of past and present exploration work including a detailed description of the work you will perform on your property;
•	a clear statement indicating that you currently do not have proven or probable reserves;
•	an indication as to whether or not you plan to establish proven or probable reserves prior to production; and

•	a description of your tailings facility including the current permitting status.

9. Additionally, please provide a detailed description demonstrating the calculation of the 691,000 short tons of mineralized material referenced in your filing and a detailed map, or mine plan, indicating how this quantity of material would be mined from the given dimensions.

Company Response

We have removed the reference to the 691,000 due throughout the document due to the uncertainty of the exact amount of material that can be removed and the mineralization of the material.

10. As supplemental information and not as part of your filing, please provide us with the materials supporting your claim to mineralization on your property. This information should include all data associated with your Crescent Creek area including sampling, drilling, bulk density measurements, and any other information leading to the conclusion that your property has mineralization pursuant to section (c) of Industry Guide 7. Please provide this information on a CD, formatted as Adobe PDF files. You may ask to have this information returned by making a written request at the time it is furnished, as provided in Rule 12b-4 of Regulation 12B. If you have questions concerning the above request, please contact John Coleman, Mining Engineer at (202) 551-3610.

Company Response

We have provided the requested information on a CD, formatted as Adobe PDF files.

Mr. Russell Mancuso
January 22, 2013

11. The definition of reserve under Industry Guide 7 is synonymous with the term ore. Please remove the term ore from your amendment.

Company Response

We have removed the ore from our amendment.

12. We note your response to prior comment 16. However, it does not appear that you revised the disclosure to clarify your reference to load and placer claims that now appears on page 14. Please clarify the significance to investors of load and placer claims.

Company Response

We have added the terms “Lode” and “Placer” to the Glossary of Mining Terms and have made the differences clear when the terms are used in the document.

13. Please address in your filing the issues raised in prior comment 18. In this regard, if the property on which the claims exist is owned by the federal government, please say so clearly.

Company Response

The mining claims referred to in our document are owned by the federal government.

Metals Processing and Refining, page 25

14. The paragraph under the picture on page 25 discloses that testing indicated recovery of gold and silver is possible. You response to prior comment 19 indicates that it is not known if any gold and silver can be extracted. Please reconcile.

Company Response

For clarification, in the testing that has been completed showed that gold and silver recovery is possible but we have not determined the percentage of gold or silver that can be extracted from the black sand material using the current method or any other methods.

Conflicts of Interest between the Company and its Officers and Directors, page 33

15. We note your response to prior comment 23. However, your disclosure on page 33 about the conflict of interest of your CEO in allocating his time does not explain clearly the conflicts created by your CEO being the CEO of the companies that are the other parties to your operating, exploration and option to purchase agreement. Please revise your disclosure to explain the risk, such as the risk created when your CEO must address a dispute between the parties, decide whether a waiver or an amendment to the agreement is appropriate, or decide whether to exercise termination rights. Also, it is unclear why your reference to fiduciary duties is relevant to this risk factor given that it appears that Matthew Neher Greentech Mining International, Inc. December 20, 2012 Page 4
your CEO would have the same fiduciary duties to each company; please revise or advise.

Mr. Russell Mancuso
January 22, 2013

Company Response

We have modified the risk factor on page 33 to state;

“Our sole officer Matthew Neher is also the CEO of both Greentech Mining Inc and Greentech Mining Utah who are the other parties of the Company’s Operating, Exploration and Option to Purchase Agreement. There is a conflict of interest when he needs to address disputes between the parties, decide whether a waiver or an amendment to the agreement is appropriate, or decide whether to exercise termination rights. The out come of these decisions may not be in favor of the Company and could lead to the termination of the agreement. Additionally, if our sole officer and director's other business affairs requires him to devote more substantial amounts of time to such affairs, it could limit his ability to devote time to our affairs and could have a negative impact on our ability to commence mining operations. “

Anti-takeover effects of certain provisions of Delaware law, page 39.

16. Please disclose the substance of your response to prior comment 27.

Company Response

For clarification, Novus Aurum Trust owns 26,500,000 shares of the Company’s outstanding common stock that is controlled by Matthew Neher representing an 85.49% ownership interest in the Company making him an “interested stockholder”. Novus Aurum Trust purchased its shares in the Company through a subscription agreement that was approved by the Company’s shareholder and sole director on June 26, 2012 as disclosed in a Form 8-K filed on June 28, 2012. Additionally, Mr. Neher was elected the board of directors and appointed as the Company’s President, CEO, Secretary and Treasurer per Article IV section 4.1 of the Company’s bylaws filed February 28, 2012 with Form 10-12G exhibit 3.2. There were no other agreements between the Company and Novus Aurum Trust prior to the Share Purchase Agreement entered into on June 26, 2012. Additionally, the board of directors approved the transaction with Greentech Mining, Inc. and Greentech Mining Utah under Article VIII section 8.5 (interested directors) of the Company’s bylaws filed February 28, 2012 with Form 10-12G exhibit 3.2. We have modified the “prescribed manner” to state “shareholder and board of director” approval of the transaction.

Plan of Operation, page 40

17. We note your response to prior comment 31. We also note your disclosure on page 41 that the estimated cost “is a reflection of local costs for the type of work program planned.” It is unclear why the costs for the program you plan would be identical to the costs for the other Accelerated Acquisitions mining company in which Timothy Neher is involved, particularly given the differences in the locations of the projects. Please advise, and provide us any support you have for your statements.

Company Response

The Company has estimated the of the Phase I and Phase II at $15 million identical as another Accelerated Acquisitions mining company Timothy Neher is involved but the use of funds are much different reflexing the location and the needs of the Company’s work program. Phase I includes exploration work to be completed at the claim site as well as upgrading the processing plant and shipping material to the plant for testing. Phase II is also designed to expand operations at the claim sites and at the processing plant.  Although the Company estimates the cost of Phase I and Phase II to be the same as the cost of another Accelerated Acquisition mining company, we have estimated the costs based on the work needed to be performed as defined in our plan of operation.

Mr. Russell Mancuso
January 22, 2013

18. Refer to your revisions in response to prior comment 32. Please tell us how the table on page 43 reflects the expenses mentioned in the penultimate paragraph on page 41. Also tell us whether you completed the intended work in 2012 as mentioned in the penultimate paragraph on page 41; if not, please tell us when and in what filing you intend to disclose the delay and the reasons for the delay.

Company Response

We have modified the disclosure on pages 41, 42 and 43 to reflect the Phase I and Phase II expenditures. The Company has not completed all of the intended work for 2012 and will update our disclosures in our Form 10Q filing for the Company’s third quarter ended December 31, 2012.

Directors and Executive Officers, page 45

19. Please tell us why your revisions in response to prior comment 36 do not mention Accelerated Acquisitions III, Inc. or Accelerated Acquisitions XIII, Inc.

Company Response

We have added Accelerated Acquisitions III, Inc. and Accelerated Acquisitions XIII, Inc. to the disclosure.

Executive Compensation, page 47

20. Please tell us why the description of the bonus payment here differs from the terms of the employment agreement you filed on September 14, 2012.

Company Response

We have reconciled the error and modified the disclosure within the Executive Compensation section on page 47 to reflect the proper bonus payments in the employment agreement that was entered into by the Company on September 14, 2012.

Certain Relationships and Related Transactions, page 48

21. Please address that part of prior comment 38 which asked you to tell us the age of the claims and the plant.

Company Response

The Golden Eagle claims are 18 months old and the Bald Eagle, Copper Eagle, Silver Eagle claims are 15 months old. The plant is 6 months old.

22. Please tell us where you revised the disclosure in this section in response to prior comment 39. It does not appear that you revised the filing to disclose the participation rights mentioned in that comment. Also, tell us where you revised the disclosure in response to prior comment 40 regarding expenses due to your founder.

Company Response

We have modified the disclosure regarding the participation rights of AVP and the disclosure relating to prior comment 40 regarding expenses due to our founder.

Mr. Russell Mancuso
January 22, 2013

Exhibits, page 50

23. Please ensure that your exhibit index is accurate. For example, the exhibit 10.1 that you indicate is filed with this amendment is not the agreement that you describe in the exhibit index.

Company Response

We have ensured that the exhibit index is accurate.

Form 8-K filed September 24, 2012

24. We note your response to comment 42 from the letter dated November 7, 2012 and do not concur with your assessment. Only proven or probable reserves with demonstrated economic, legal, and geologic feasibility may be disclosed in filings with the United States Securities and Exchange Commission. We reissue the comment.

Company Response

We have amended the Form 8-K per your request to remove any mention of “ore”.

Form 10-Q for the quarterly period ended September 30, 2012

Condensed Balance Sheet, page 3

25. Please tell us why you have not accrued any amounts payable to Greentech Mining, Inc. and Greentech Mining Utah, LLC under the Operating, Exploration and Option to Purchase Agreement as of September 30, 2012. We see that you signed the agreement and have the obligation to make payments as of September 17, 2012.

Company Response

We are amending the Form 10Q to reflect the contract.

Plan of Operation, page 13

26. Please tell us how your Plan of Operation disclosure reflects your response to prior comment 5 and your agreement mentioned in the Form 8-K that you filed on September 24, 2012. In this regard, please clarify what your rights are under that agreement. For example, do the payments in section 2 of the agreement merely provide you the right to make additional payments in an amount to be determined in the future if you exercise your purchase option? Can you conduct any activity on the property before you exercise your purchase option?

Company Response

We have modified the disclosure on page 13 to clarify what our rights are under that agreement filed in form 8-K on September 24, 2012.

Going Concern, page 16

27. Please disclose when the founder agreed to fund administrative operating expenses and, disclose the material terms of the agreement. In addition, tell us where you filed the agreement as an exhibit.

Mr. Russell Mancuso
January 22, 2013

Company Response

We have modified the disclosure stating that there are no formal dates or agreements that in place with the directors financing the Company.

Results of Operations, page 16

28. Please expand the disclosure in the first paragraph on page 17 to identify the “reporting companies.” Also tell us where your related-person transaction disclosure on page 48 of your December 7, 2012 Form 8-K amendment addresses the transactions mentioned in that first paragraph on page 17 of your Form 10-Q, including the amount of the payments and any repayment terms.

Company Response

We have modified the disclosure and deleted the reference to “reporting companies”. We have also revised our Form 8-K amendment to address the transactions mentioned in that first paragraph on page 17 of our Form 10-Q, including the amount of the payments and any repayment terms.

Liquidity and Capital Resources, page 17

29. Please reconcile the disclosure in the third paragraph of this section that $600,000 is due upon your securing $5 million in available cash with the provision in section 1(a) of exhibit B of the consulting agreement filed as exhibit 10.4 to your Form 8-K filed on June 29, 2012.

Company Response

We have reconciled the disclosure in the third paragraph of this section that $600,000 is due upon your securing $10 million in available cash with the provision in section 1(a) of exhibit B of the consulting agreement filed as exhibit 10.4 to your Form 8-K filed on June 29, 2012.

Exhibit 31.1

30. In future filings please ensure that the title of the certifying officer is complete. Please refer to Item 601(b)(31) of Regulation S-K.

Company Response

The Company will ensure that the title certifying officers is completed per item 601(b) 931) of Regulation S-K.

Mr. Russell Mancuso
January 22, 2013

On behalf of the Company, we acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

 Matthew J. Neher

GREENTECH MINING INTERNATIONAL, INC.

By: Matthew J. Neher
Matthew J. Neher
Chief Executive Officer